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                                                                  Exhibit (a)(2)


FOR IMMEDIATE RELEASE                                Investor Contact: Jim Klima

                                                          (281) 398-8901 - Phone
                                                      (281) 398-8086 - Facsimile


                ERC INDUSTRIES, INC. ANNOUNCES MERGER AGREEMENT


HOUSTON, TEXAS, March 29, 2000 - ERC Industries, Inc. (OTCBB: ERCI) (the "Company") today announced that it has entered into a merger agreement with John Wood Group PLC, the owner of approximately 89.7% of its outstanding voting securities ("Wood Group"), pursuant to which the Wood Group would acquire all outstanding shares of the Company's common stock not currently owned by it for a cash price of $1.60 per share. The Company's Board of Directors appointed a special committee of its outside independent directors to evaluate and negotiate the proposal. The special committee engaged Schroder and Co. Inc. ("Schroders") to assist it in evaluating and determining the fairness of the transaction to the Company's stockholders. On March 28, 2000, Schroders delivered an opinion stating that the consideration to be received by the stockholders, other than the Wood Group, in the transaction was fair to those stockholders from a financial point of view.

The merger agreement specifies certain conditions that must be satisfied prior to the closing of the merger, including, among other things, (a) the approval and adoption of the merger agreement and the merger by the affirmative vote of the holders of a majority of the outstanding shares of common stock not owned by the Wood Group that are voting for or against the matter at the meeting of stockholders to be called for such purpose, and (b) the absence of any court order, decree or injunction that prohibits the consummation of the merger. As a result of the merger, the Wood Group would own 100% of the outstanding shares of the surviving corporation, and the common stock of the Company would cease to be authorized to be quoted on the OTC Bulletin Board or on any other interdealer quotation system of a registered national securities association.

ERC Industries, Inc. is an oilfield service company engaged in the remanufacture, manufacture and service of wellhead and valve equipment. The Company conducts its business from 22 domestic locations, 4 international locations and 2 distributorships.